September 28, 2005

By U.S. mail and facsimile to (414) 524-3232

R. Bruce McDonald
Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, WI 53201

      Re:	Johnson Controls, Inc.
      Form 10-Q for the period ended June 30, 2005
      Filed August 9, 2005
      File No. 1-5097

Dear Mr. McDonald:

      We have reviewed your response letter dated September 14,
2005
and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended June 30, 2005

Management`s Discussion and Analysis, page 20

Operating Income, page 22

1.	We have read your response to the third comment in our letter dated August 30, 2005 related to the deconsolidation of a joint venture. It is not evident to us that you controlled the joint venture, in the manner contemplated by SFAS 94, prior to the deconsolidation. Therefore, please provide an analysis that demonstrates in further detail how you controlled the joint venture given the guidance in SFAS 94, and tell us why you believe that equity method accounting under APB 18 was not appropriate. In this regard,
* Please tell us who the other investors are and whether they are related to the primary customer supplied by the joint venture.
* Please provide us with a copy of the joint venture agreement and any other relevant contracts.



* You appear to have concluded that the joint venture is a voting interest entity, as opposed to a variable interest entity. Please tell us your consideration of paragraph 5 of FIN 46R in reaching this conclusion.
* Identify the material rights and obligations, as stated in the joint venture agreement, possessed by each of the investors and explain how such rights are consistent with your determination that you had control as contemplated by SFAS 94. In addition, address the following:
o Identify the governing body, the number of members on this body, and the rights of each investor to appoint and remove these members.
o Describe the ability of each investor to participate in operating and capital decisions. We note your discussion regarding the role of the Chairman of the Joint Venture and the role of the Company with respect to certain changes in operational and capital budget decisions. However, please clarify the rights held by the other investors if they disagreed with the actions of the Chairman of the
Joint Venture or you.
o Clarify who, if anyone, has the unilateral authority to establish business relationships, employee compensation, and financial forecasts/budgets.
o Whether you have any puts, calls, or rights of first refusal over the interests of the other investors.
In your response, please cite the specific paragraphs in the joint venture agreement on which you rely.
* Please tell us if you have any other investments where you are consolidating despite a less than majority equity interest. If so, please quantify for us the impact of consolidation for each of these entities.

Form 8-K filed August 25, 2005

2.	We note here your use of return on invested capital (ROIC), a non-GAAP financial measure, which we questioned in our letter dated
March 2, 2005. We note your intended compliance in your response to that letter. We remind you in future filings to expand your discussion to more specifically address why you believe ROIC to be a useful measure in providing investors with information regarding the
Company`s performance.  Refer to Item 10(e)(i)(C) of Regulation S-
K.








*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3255 if you have questions regarding these comments.

						Sincerely,


						Nili Shah
	Branch Chief
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Mr. R. Bruce McDonald
Johnson Controls, Inc.
September 28, 2005
Page 3


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE